Exhibit 3.2

CERTIFICATE OF AMENDMENT
OF THE AMENDED AND RESTATED
ARTICLES OF INCORPORATION OF
DEPOMED, INC.

John W. Fara, Ph.D. and John F. Hamilton hereby certify as follows:

1.             They are the President and Chief Executive Officer and Vice President, Finance and Chief Financial Officer, respectively, of DepoMed, Inc., a California corporation (the “Corporation”);

2.             ARTICLE III of the Amended and Restated Articles of Incorporation of this Corporation is hereby amended in full to read as follows:

“ARTICLE III
STOCK

“This corporation is authorized to issue two classes of shares, which shall be known as Common Stock and Preferred Stock.  The total number of shares of Common Stock which this corporation is authorized to issue is 100,000,000 and the total number of shares of Preferred Stock this corporation is authorized to issue is 5,000,000.  All the authorized shares shall be without par value.

Shares of Preferred Stock may be issued from time to time in one or more series.  The Board of Directors shall determine the designation of each series and the authorized number of shares of each series.  The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of shares of Preferred Stock and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.  If the number of shares of any series of Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which they had prior to adoption of the resolution originally fixing the number of shares of such series.”

3.             The foregoing amendment of the Amended and Restated Articles of Incorporation has been duly approved by the Board of Directors of the Corporation.

4.             The foregoing amendment of the Amended and Restated Articles of Incorporation have been duly approved by the required vote of shareholders of the Corporation in accordance with Sections 902 and 903 of the Corporations Code.  The total number of outstanding shares of the Corporation entitled to vote with respect to the amendment was 13,973,309 shares of Common Stock and 12,015 shares of Series A Preferred Stock.  The number of shares voting in favor of the amendment equaled or exceeded the vote required, such required vote being a majority of the outstanding shares of Common Stock voting as a separate class and a majority of the outstanding shares of Common Stock and Series A Preferred Stock voting together.

We further declare under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.  Executed this 29th day of May, 2002.

/s/ JOHN W. FARA
John W. Fara, Ph.D., President and
Chief Executive Officer

/s/ JOHN F. HAMILTON
John F. Hamilton, Vice President, Finance and Chief Financial Officer